# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Home Federal Bancorp, Inc. of Louisiana, CIK 0001500375
CUSIP: 43708L108
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 624 MARKET STREET, SHREVEPORT, Louisiana (LA), 71101
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002055255

## Reporting persons
- Home Federal Bank Employees' Savings & Profit Sharing Plan & Trust: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Louisiana (LA); sole voting power 0; shared voting power 223,568; sole dispositive power 0; shared dispositive power 223,568; aggregate amount beneficially owned 223,568 (7.1% of the class)

## Item 1. Issuer
Name of issuer: Home Federal Bancorp, Inc. of Louisiana
Address of issuer's principal executive offices: 624 MARKET STREET, SHREVEPORT, LOUISIANA, 71101.

## Item 2. Person Filing
Name of person filing: Home Federal Bank Employees' Savings & Profit Sharing Plan and Trust (401(k) Plan)
Address of principal business office or, if none, residence:
Home Federal Bank
222 Florida Street
Shreveport, Louisiana 71105
Citizenship: Louisiana

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: employee benefit plan or endowment fund (EP)

## Item 4. Ownership
Amount beneficially owned:
223,568

The reporting person is an employee benefit plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, with individual accounts for the benefit of participating employees and their beneficiaries. The reporting person?s assets are held in trust by trustees James R. Barlow, Glen W. Brown and Dawn F. Williams (Plan Trustees). The number of shares listed as beneficially owned represents the entire number of shares of Common Stock held by the 401(k) Plan, as of December 31, 2024.

As of December 31, 2024, 223,568 shares of Common Stock were allocated to individual accounts established for participating employees and their beneficiaries. In general, participating employees and their beneficiaries have the power and authority to direct the voting of shares of Common Stock allocated to their individual accounts through the Plan Trustees, who have shared voting power over the allocated Common Stock, subject to the fiduciary duties of the Plan Trustees and applicable law.
Percent of class: 7.1% (based on 3,132,764 shares issued and outstanding as of December 31, 2024)
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 223,568
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 223,568

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Dividends on Common Stock allocated to the accounts of participating employees and their beneficiaries, to the extent paid in the form of additional securities, are added to their respective individual accounts. Dividends on Common Stock allocated to the accounts of participating employees and their beneficiaries, to the extent paid in cash, are, at the direction of the Plan Administrator, either (i) credited to the respective individual accounts, (ii) paid to the participant or beneficiary or (iii) used to pay principal and interest on outstanding indebtedness incurred by the reporting person to acquire Common Stock.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Not applicable since the reporting entity is not a member of a group.

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: Not applicable since the reporting entity is not a member of a group.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Home Federal Bank Employees' Savings & Profit Sharing Plan & Trust: /s/James R. Barlow, James R. Barlow, Trustee (01/28/2025)
- Home Federal Bank Employees' Savings & Profit Sharing Plan & Trust: /s/Glen W. Brown, Glen W. Brown, Trustee (01/28/2025)
- Home Federal Bank Employees' Savings & Profit Sharing Plan & Trust: /s/Dawn F. Williams, Dawn F. Williams, Trustee (01/28/2025)
Comment: This report is not an admission that the Plan Trustees are the beneficial owners of any securities covered by this report, and the Plan Trustees expressly disclaim beneficial ownership of all shares reported herein pursuant to Rule 13d-4, other than shares allocated to the individual accounts of the Plan Trustees, as applicable, over which they have voting power.